EXHIBIT 21.1

List of Subsidiaries of Nexvet Biopharma public limited company

Subsidiary	Jurisdiction of Incorporation or Organization

Nexvet Australia Pty Ltd	Australia

NVIP Pty Ltd	Australia

Nexvet US, Inc.	Delaware

Nexvet Ireland Limited	Ireland

Tevxen Limited	Ireland

Nexvet UK Limited	United Kingdom